SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2011
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

             If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News release, dated March 24, 2011.
2	News release, dated March 24, 2011.

DOCUMENT 1

March 24, 2011

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS YEAR-END AND FOURTH
QUARTER RESULTS FOR FISCAL 2011

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported fourth quarter results for the three months and fiscal year ended February 26, 2011 (all figures in U.S. dollars and U.S. GAAP).

Highlights:

•	Record BlackBerry® smartphone shipments of 52.3 million grew 43% over fiscal 2010
•	Fiscal 2011 revenue grew 33% over fiscal 2010 to $19.9 billion and earnings per share grew 47% over the prior fiscal year to $6.34 per share diluted
•	Ongoing investment in PlayBook and QNX-based platform development in Q1 with PlayBook launch date of April 19th
•	BlackBerry was the number one selling smartphone brand in the United States1, Canada1, Latin America1 and the UK2 for calendar 2010

Q4 and Fiscal 2011 Results:
Revenue for the fiscal year ended February 26, 2011 was $19.9 billion, up 33% from $15 billion last year.  Revenue for the fourth quarter of fiscal 2011 was $5.6 billion, up 1% from $5.5 billion in the previous quarter and up 36% from $4.1 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 81% for devices, 16% for service, and 3% for software and other revenue.   During the quarter, RIM shipped approximately 14.9 million BlackBerry smartphones for a total of 52.3 million smartphones in fiscal 2011.

“We are pleased to report record shipments and financial performance in fiscal 2011," said Jim Balsillie, Co-CEO at Research In Motion. "As we enter fiscal 2012, RIM is in an excellent position to benefit from the continuing convergence of the mobile communications and mobile computing markets. We are laying a strong foundation for RIM's expanding market opportunity through focused investments and we are extremely excited about our smartphone, tablet and platform roadmaps."

Net income for fiscal 2011 was $3.4 billion, or $6.34 per share diluted, up 47% over fiscal 2010. The Company’s net income for the quarter was $934 million, or $1.78 per share diluted, compared with net income of $911 million, or $1.74 per share diluted, in the prior quarter and net income of $710 million, or $1.27 per share diluted, in the same quarter last year.

The total of cash, cash equivalents, short-term and long-term investments was $2.7 billion as of February 26, 2011, compared to $2.5 billion at the end of the previous quarter, an increase of $227 million from the prior quarter. Cash flow from operations in Q4 was approximately $1.0 billion.  Uses of cash included intangible asset additions of approximately $365 million, capital expenditures of approximately $304 million and business acquisitions of approximately $161 million.

 1 IDC Worldwide Mobile Phones Quarterly Tracker - Final data - Q4 2010
2 GfK RT, Smartphones, Volume Sales, 2010 and Q4 2010

FY2012 and Q1 Outlook:
For the full year fiscal 2012, RIM expects earnings per share to be in excess of $7.50 fully diluted.   Revenue for the first quarter of fiscal 2012 ending May 28, 2011 is expected to be in the range of $5.2-$5.6 billion.  Gross margin percentage for the first quarter is expected to be approximately 41.5%.  Earnings per share for the first quarter are expected to be in the range of $1.47 -$1.55 per share diluted.  This guidance range reflects a mix shift in handset towards lower ASP products in the first quarter and an increased level of investment in Research and Development and Sales and Marketing related to our tablet and platform initiatives.  The guidance range is slightly wider than normal to reflect the risk of potential disruption in RIM’s supply chain as a result of the recent earthquake in Japan.

Conference Call and Webcast:
A conference call and live webcast will be held beginning at 5 pm ET, March 24, 2011, which can be accessed by dialing 1-800-814-4859 (North America), 416-644-3414 (outside North America). The replay of the company’s Q4 conference call can be accessed after 7 pm ET, March 24, 2011 until midnight ET, April 7, 2011.  It can be accessed by dialing 416-640-1917 and entering passcode 4310316#. The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue, gross margin and earnings expectations for the first quarter of fiscal 2012, its current expectations for earnings growth for the full year of fiscal 2012, anticipated customer demand, , the potential growth opportunity from the convergence of mobile communications and mobile computing markets, product initiatives and timing, and anticipated growth, opportunities relating to new products and technology.  The terms and phrases “growth opportunity”, “capitalize”, “foundations for the future”, “expect”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:  risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; risks related to delays in new product launches; risks related to intense competition; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers, including potential risks to RIM’s supply chain for functional components caused by the recent earthquake in Japan; risks relating to network disruptions and other business interruptions; RIM’s reliance on key personnel; risks related to third party manufacturers and RIM’s ability to manage its production processes; risks related to RIM’s international operations; security risks and risks related to encryption technology; potential defects in RIM’s products; RIM’s ability to manage inventory and other asset risk; RIM’s ability to maintain and enhance its brand; RIM’s ability to successfully enter the tablet market; RIM’s ability to manage growth; and difficulties in forecasting RIM’s quarterly financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except for share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the year ended
	February 26, 2011	November 27, 2010	February 27, 2010	February 26, 2011	February 27, 2010

Revenue	$5,556	$5,495	$4,080	$19,907	$14,953
Cost of sales	3,103	3,101	2,217	11,082	8,369
Gross margin	2,453	2,394	1,863	8,825	6,584

Gross margin %	44.2%	43.6%	45.7%	44.3%	44.0%

Operating expenses
Research and development	383	357	267	1,351	965
Selling, marketing and administration	705	666	498	2,400	1,907
Amortization	125	115	86	438	310
Litigation	-	-	-	-	164
	1,213	1,138	851	4,189	3,346

Income from operations	1,240	1,256	1,012	4,636	3,238

Investment income (loss), net (1)	3	(11)	5	8	28

Income before income taxes	1,243	1,245	1,017	4,644	3,266

Provision for income taxes	309	334	307	1,233	809

Net income	$934	$911	$710	$3,411	$2,457

Earnings per share
Basic	$1.79	$1.74	$1.27	$6.36	$4.35
Diluted	$1.78	$1.74	$1.27	$6.34	$4.31

Weighted - average number of shares outstanding (000’s)
Basic	522,764	522,436	557,114	535,986	564,492
Diluted	524,334	524,406	561,130	538,330	569,759

Total common shares outstanding (000's)	523,869	521,776	557,328	523,869	557,328

(1) For the three months ended November 27, 2010, investment income (loss), net reflects a charge of approximately $17 million relating to the impairment of certain investments.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Balance Sheets

	As at
	February 26, 2011	February 27, 2010

Assets
Current
Cash and cash equivalents	$1,791	$1,551
Short-term investments	330	361
Accounts receivable, net	3,955	2,594
Other receivables	324	206
Inventories	618	660
Other current assets	241	247
Deferred income tax asset	229	194
	7,488	5,813

Long-term investments	577	958
Property, plant and equipment, net	2,504	1,957
Intangible assets, net	1,798	1,326
Goodwill	508	151
	$12,875	$10,205

Liabilities
Current
Accounts payable	$832	$615
Accrued liabilities	2,511	1,638
Income taxes payable	179	96
Deferred revenue	108	68
Deferred income tax liability	-	15
	3,630	2,432

Deferred income tax liability	276	141
Income taxes payable	31	29
	3,937	2,602

Shareholders’ Equity
Capital stock and additional paid-in capital	2,359	2,372
Treasury stock	(160)	(94)
Retained earnings	6,749	5,274
Accumulated other comprehensive income (loss)	(10)	51
	8,938	7,603
	$12,875	$10,205

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	For the year ended
	February 26, 2011	February 27, 2010

Cash flows from operating activities
Net income	$3,411	$2,457

Adjustments to reconcile net income to net cash provided by
operating activities:
Amortization	927	616
Deferred income taxes	92	51
Income taxes payable	2	5
Stock-based compensation	72	58
Other	1	9
Net changes in working capital items	(496)	(161)
Net cash provided by operating activities	4,009	3,035

Cash flows from investing activities
Acquisition of long-term investments	(784)	(863)
Proceeds on sale or maturity of long-term investments	893	473
Acquisition of property, plant and equipment	(1,039)	(1,009)
Acquisition of intangible assets	(557)	(421)
Business acquisitions, net of cash acquired	(494)	(143)
Acquisition of short-term investments	(503)	(477)
Proceeds on sale or maturity of short-term investments	786	970
Net cash used in investing activities	(1,698)	(1,470)

Cash flows from financing activities
Issuance of common shares	67	30
Tax benefits (deficiencies) related to stock-based	(1)	2
compensation
Purchase of treasury stock	(76)	(94)
Common shares repurchased	(2,077)	(775)
Repayment of debt	-	(6)
Net cash used in financing activities	(2,087)	(843)
Effect of foreign exchange gain (loss) on cash and cash
equivalents	16	(6)

Net increase in cash and cash equivalents for the year	240	716

Cash and cash equivalents, beginning of year	1,551	835
Cash and cash equivalents, end of year	$1,791	$1,551

As at	February 26, 2011	November 27, 2010

Cash and cash equivalents	$1,791	$1,435
Short-term investments	330	340
Long-term investments	577	696
	$2,698	$2,471

DOCUMENT 2

March 24, 2011

RIM Expands Application Ecosystem for BlackBerry PlayBook

•	BlackBerry PlayBook to support BlackBerry Java and Android apps
•	Native C/C++ development support added, in addition to HTML5, Flash and AIR support
•	Support from leading game engines: Ideaworks Labs (AirPlay) and Unity Technologies (Unity 3)
•	BlackBerry PlayBook becomes a new market opportunity for all the developers who have already created over 25,000 BlackBerry Java apps and more than 200,000 Android apps

Waterloo, ON - Developers wanting to bring their new and existing apps to the highly anticipated BlackBerry® PlayBook™ tablet will soon have additional tools and options to enhance and expand their commercial opportunities. Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to greatly expand the application ecosystem for the BlackBerry PlayBook. The BlackBerry PlayBook is scheduled to launch in the U.S. and Canada on April 19.

RIM will launch two optional “app players” that provide an application run-time environment for BlackBerry Java® apps and Android v2.3 apps. These new app players will allow users to download BlackBerry Java apps and Android apps from BlackBerry App World and run them on their BlackBerry PlayBook.

In addition, RIM will shortly release the native SDK for the BlackBerry PlayBook enabling C/C++ application development on the BlackBerry® Tablet OS. For game-specific developers, RIM is also announcing that it has gained support from two leading game development tooling companies, allowing developers to use the cross-platform game engines from Ideaworks Labs and Unity Technologies to bring their games to the BlackBerry PlayBook.

Support for BlackBerry Java and Android Apps

“The BlackBerry PlayBook is an amazing tablet. The power that we have embedded creates one of the most compelling app experiences available in a mobile computing device today,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The upcoming addition of BlackBerry Java and Android apps for the BlackBerry PlayBook on BlackBerry App World will provide our users with an even greater choice of apps and will also showcase the versatility of the platform.”

Developers currently building for the BlackBerry or Android platforms will be able to quickly and easily port their apps to run on the BlackBerry Tablet OS thanks to a high degree of API compatibility.  The new optional app players will be available for download from BlackBerry App World and will be placed in a secure “sandbox” on the BlackBerry PlayBook where the BlackBerry Java or Android apps can be run.

Developers will simply repackage, code sign and submit their BlackBerry Java and Android apps to BlackBerry App World. Once approved, the apps will be distributed through BlackBerry App World, providing a new opportunity for many developers to reach BlackBerry PlayBook users.  Users will be able to download both the app players and the BlackBerry Java and Android apps from BlackBerry App World.

The BlackBerry PlayBook and BlackBerry Tablet OS are built on the QNX® Neutrino® microkernel architecture with a 1GHz dual core processor and a leading OpenGL solution, which allows RIM to make this incredibly broad platform support possible.

BlackBerry PlayBook users and developers who are interested in seeing the new app players for BlackBerry Java and Android apps can see demos at BlackBerry World in Orlando, Florida (May 3 to 5, 2011) (www.blackberryworld.com).

BlackBerry Tablet OS Development Tools

The BlackBerry Tablet OS already supports an incredibly robust platform with support for Web development standard HTML5, through the BlackBerry® WebWorks™ SDK for Tablet OS, and Adobe® AIR®, through the BlackBerry Tablet OS SDK for Adobe AIR. The BlackBerry Tablet OS is built from the ground up to run WebKit and Adobe® Flash® as well, giving developers a fast and true Web experience to leverage.

RIM is also announcing today that the BlackBerry Tablet OS Native Development Kit (NDK), which is currently in limited alpha release, will go into open Beta by this summer and be demonstrated at BlackBerry World. The BlackBerry Tablet OS NDK will allow developers to build high-performance, multi-threaded, native C/C++ applications with industry standard GNU toolchains. Developers can create advanced 2D and 3D applications and special effects by leveraging programmable shaders available in hardware-accelerated OpenGL ES 2.0.

Other features of the BlackBerry Tablet OS NDK will allow developers to:
•	Take advantage of the QNX POSIX library support and C/C++ compliance for quick and easy application porting and for creating native extensions for both BlackBerry and Android applications
•	Easily integrate device events like gesture swipes and touch screen inputs

•	Integrate the BlackBerry Tablet OS environment into existing code management and build systems using industry standard Eclipse CDT (C/C++ Development Tools)
•	Leverage work done in standard C/C++ to make it easier to bring applications to the BlackBerry Tablet OS
•	Find and fix bugs quickly with provided debug and analysis tools

“The response to the BlackBerry PlayBook from the developer community has been exceptional. Our commitment to supporting HTML5 and Adobe AIR development has resonated and spurred developers to create fun and innovative applications for BlackBerry PlayBook users,” said David Yach, Chief Technology Officer, Software at Research In Motion. “The upcoming BlackBerry Tablet OS NDK beta will add C/C++ tools to our repertoire and gives developers one of the broadest and deepest platforms to develop on.”

Gaming Engines

Building on the power of the BlackBerry Tablet OS NDK, RIM is working with leading gaming and application development technology providers such as Ideaworks Labs and Unity Technologies to implement their native engines and application development platforms. Developers will be able to take advantage of these engines when building games and other applications for the BlackBerry PlayBook.

The Ideaworks Labs Airplay SDK is expected to include support for the BlackBerry Tablet OS soon, making it easy for publishers and developers to use their existing code to bring their games and apps to the BlackBerry PlayBook.

"Supporting a new OS can be a challenge for developers," says Alex Caccia, President of Ideaworks Labs, "however, integration of the BlackBerry Tablet OS with the Airplay SDK makes this a non-issue. We think this is a far-sighted move by RIM: the BlackBerry PlayBook is a great device for games and applications, and combining this with content distribution via BlackBerry App World brings an exciting new ecosystem for developers."

RIM has also been working closely with Unity Technologies, providers of the highly popular, multi-platform Unity development platform and Union, the firm’s games distribution service.  Through Union, dozens of high-quality Unity-authored games are slated to make their way to BlackBerry App World for the BlackBerry Playbook.

“With a sharp focus on the multimedia experience, very powerful hardware, and fantastic games in the pipeline, the BlackBerry Playbook has all the right ingredients to be a mainstream hit,” said Brett Seyler, GM of Union at Unity Technologies. “Through Union, Unity developers have an opportunity to reach a new audience and grow with another great new platform.”

Availability
The new app players for the BlackBerry PlayBook are expected to be available from BlackBerry App World this summer. More information and demonstrations of the new app players will be shared at BlackBerry World. The BlackBerry Tablet OS NDK will be available in beta later this year and will also be showcased at BlackBerry World.

Useful Links
For more information on the BlackBerry Tablet OS and BlackBerry PlayBook developing, visit http://us.blackberry.com/developers/tablet/
To see the BlackBerry Tablet OS in action running conceptual applications from The Astonishing Tribe, please visit http://www.youtube.com/blackberry#p/c/8D8C3A23664E6761/5/uH7NKhNyygw and http://www.youtube.com/blackberry#p/c/8D8C3A23664E6761/0/mWJG-sB7H4Y
For RIM insights into developing for the BlackBerry Platform, visit http://devblog.blackberry.com or follow @BlackBerryDev on Twitter.
Visit the BlackBerry Developer Zone at www.blackberry.com/developers for the latest news, information and updates for BlackBerry developers.
Visit the BlackBerry Developer Video Library at
www.blackberry.com/go/developervideolibrary to view a variety of instructional videos.
Sign up for the BlackBerry Developer Newsletter at
http://na.blackberry.com/eng/developers/resources/newsletter.jsp.
For the latest news and information about the BlackBerry Developer Conference visit www.blackberrydeveloperconference.com.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 24, 2011	By:	/s/ Edel Ebbs
Name: Edel Ebbs Title: Vice President, Investor Relations